(d)(1)(D)(ii)

May 1, 2019

Voya Investors Trust

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2019, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated May 1, 2017, between Voya Investments, LLC and Voya Investors Trust (the “Agreement”), with respect to Voya Large Cap Value Portfolio and VY® Clarion Real Estate Portfolio, (each a “Portfolio” and together, the “Portfolios”), each a series of Voya Investors Trust, indicated in the table below.  By this letter, we agree to waive that fee for the period from May 1, 2019 through May 1, 2020.

This waiver (the “Waiver”) is “outside” each Portfolio’s expense limit arrangements under a separate expense limitation agreement (the “ELA”).  This means that the Waiver does not reduce the Portfolio’s net operating expense ratio before the ELA is applied.  The waiver is deducted after the ELA is applied.  However, with respect to any share class of the Portfolios that has a 0.00% expense limit, the Waiver cannot further reduce the 0.00% net expense ratio experienced by shareholders with respect to that share class.

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Series	Waiver (as a percentage of average daily net assets)
Voya Large Cap Value Portfolio	0.010%

VY® Clarion Real Estate Portfolio	0.044%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

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Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Investors Trust

(on behalf of the Portfolios)

By:	/s/ Kimberly Anderson
Kimberly A. Anderson
Senior Vice President